

February 23, 2018

Julie L. McGehee
Secretary and Vice President
The E.W. Scripps Company
312 Walnut Street
Cincinnati, OH 45202

> **Re:** **The E.W. Scripps Company**
> **PREC14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on February 16, 2018 by The E.W. Scripps Company**
> **File No. 001-16914**

Dear Ms. McGehee:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

<u>General</u>

1. Please advise us how the registrant intends to comply, or has already complied, with its obligation under Rule 14a-3(b)(1) to deliver an annual report in advance of or together with the distribution of this proxy statement for the annual meeting of shareholders.

2. Please advise us how the registrant has already complied, or intends to comply with, its obligation under Rule 14a-3(b)(10) to provide a copy of the registrant's annual report on Form 10-K without charge upon the written request of any person solicited.

3. Advise us how the registrant intends to comply with, or has already complied with, its disclosure obligation under Item 1(b) of Schedule 14A as well as Rule 14a-6(d) regarding the approximate date upon which the proxy statement and form of proxy will be delivered.

Solicitation of Proxies, page 8

4. We noticed that in response to the question regarding the electronic availability of the proxy statement that accessibility will be granted through the registrant's website. Additional disclosure, however, indicates that the registrant "will pay the cost of the solicitation of proxies, including the cost of printing and mailing the notice of the Annual Meeting, the Proxy Statement and the accompanying proxy." Please advise us whether or not the registrant will be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

5. Please undertake to deliver promptly upon request a separate copy of the proxy statement to a shareholder at a shared address to which a single copy was delivered, or advise us where we can locate this disclosure. Refer to Item 23(b) of Schedule 14A. Please also provide the disclosure required by Item 23(a) of Schedule 14A, or advise.

6. We note that proxies may be solicited by mail, in person, by telephone or other electronic means or by press release or other public statements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence, and any information posted on the Internet, must be filed under the cover of Schedule 14A. Refer to Rule 14a-12(b) and Rule 14a-6(b), (c) and (m). Please confirm for us the participants' understanding in a response letter or otherwise.

Proposal 1. Election of Directors, page 10

7. Please advise us, with a view toward revised disclosure, whether or not each of the director nominees has consented to being named in the proxy statement and serve if elected. Refer to Rule 14a-4(d)(1) and (4) of Regulation 14A.

8. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants – inclusive of director nominees ─ have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

9. We note the Board's repeated recommendation that shareholders not sign or return any proxy card sent by the Gamco Group, and corresponding representation in the Notice of Annual Meeting of Shareholders that such a position has been adopted "for the reasons described in the attached proxy statement." With the exception of the assertion that "[e]lection of the Gamco Group's director nominees would not be in the best interest of the shareholders," substantive reasons in support of the Board's recommendation do not appear to have been set forth in the preliminary proxy statement. Please disclose the specific reason or reasons for the opposition to the three Gamco nominees, or advise.

Audit Committee, page 15

10. Please disclose whether or not the audit committee has a financial expert and, if so, provide the name of the audit committee financial expert and whether that person is independent. See Item 7(b) of Schedule 14A and corresponding Item 407(d)(5)(ii) of Regulation S-K.

Compensation Committee, page 15

11. Please confirm that the definitive proxy statement will include the information required by Item 407(e)(5) of Regulation S-K, or advise. Refer to Item 8 of Schedule 14A.

Nominating & Governance Committee, page 15

12. The disclosure provided in this section, together with the disclosure on page 17, does not appear to satisfy the standards set forth in Item 7(d) of Schedule 14A and corresponding Item 407(c) of Regulation S-K. Please revise to include all required information, or advise.

Scripps Family Agreement, page 49

13. Refer to the disclosure that indicates "[e]ach Signatory is entitled, either in person or by proxy, to cast one vote for each Common Voting Share owned of record or beneficially by him or her on each such matter brought for a vote at the family meeting." Please clarify for us, with a view toward revised disclosure, whether or not each and every Signatory would be eligible to execute the form of proxy attached the proxy statement filed by the registrant. To the extent the Signatories would be so eligible, please confirm for us that any presentation and/or submissions made by the registrant to the Signatories will be accompanied by a preliminary or definitive proxy statement as required under Rule 14a-3(a). In addition, please confirm that no form of proxy will distributed to the Signatories by the registrant unless preceded or accompanied by a definitive proxy statement. See Rule 14a-4(f).

Advisory (non-binding) Vote to Approve Named Executive Officer Compensation, page 51

14. Please revise to state the frequency of the shareholder advisory votes on executive compensation required by Rule 14a-21(a) and when the next such shareholder advisory vote will occur, or advise. See Item 24 of Schedule 14A.

Other Matters, page 54

15. We noticed the disclosure that indicates "[i]f any other matter properly comes before the meeting, the persons named in the proxy will vote thereon in accordance with their judgment." Given the notice-related constraint on the use of discretionary authority by the designated proxies, please conform the expected use of such authority to the appropriate standard codified within Rule 14a-4(c)(1).

Form of Proxy

16. Disclosure on the last page indicates the "proxy is revocable and will be voted as directed." Please confirm that this disclosure has been included to satisfy the registrant's disclosure obligation under Rule 14a-4(e) and that the undertaking to vote as directed is unconditional.

17. Please advise us, with a view towards a deletion, why two forms of proxy appear to exist. In addition, please reconcile for us why one of those forms carries only two "proposals."

18. Please advise us, with a view towards a revision, as to why a seeming advisory note that appointed proxies may "transact such other business as may properly come before the meeting or any adjournments" has been presented as the fourth proposal on the second form.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joshua Shainess, Attorney-Advisor within the Office of Telecommunications, at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief, Office of Telecommunications, at (202) 551-3257, or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Michael J. Aiello, Esq.
        Matt Gilroy, Esq.